Helus Pharma Announces Results of Annual and Special Meeting of Shareholders and Effective Date for Legal Name Change
TORONTO, CANADA – September 22, 2026 – Helus Pharma (Nasdaq: HELP) (Cboe CA: HELP) (“Helus” or the “Company”), a clinical-stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), is pleased to announce the voting results for each of the matters presented at the Company’s annual and special meeting of shareholders held on September 22, 2026 (the “Meeting”). There were 107 shareholders represented in person or by proxy at the Meeting holding 46,452,598 common shares, representing 63.58% of Helus’s total issued and outstanding common shares as at the record date for the Meeting. The voting results for each matter presented at the Meeting are set out below.
The Company is also pleased to announce that, effective October 1, 2026, the Company’s legal name will be changed from “Cybin Inc.” to “Helus Pharma Inc.”. The legal name change follows the Company’s adoption of the business name “Helus Pharma” on January 5, 2026 and reflects the Company’s anticipated transformation from a clinical stage discovery and development company to a commercial-ready pharmaceutical company.
1.    Appointment of Auditor
Zeifmans LLP was appointed auditor of Helus until the next annual meeting of shareholders at renumeration to be fixed by the directors of Helus. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
46,084,004	99.207	368,593	0.793

2.    Number of Directors
The special resolution to set the number of directors of Helus at eight was approved by at least two-thirds of the votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
46,139,333	99.326	313,263	0.674

3.    Name Change
The special resolution to change the name of the Company from “Cybin Inc.” to “Helus Pharma Inc.” or such other name as may be approved by the directors, was approved by at least two-thirds of the votes cast by the shareholders who voted in respect of the resolution present or represented by proxy at the Meeting. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
46,134,602	99.315	317,994	0.685

4.    Election of Directors
Each of the nominees for election as director listed in Helus’s management information circular dated August 18, 2026 were elected as directors of Helus for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Theresa Firestone	31,992,429	99.239	245,371	0.761
Grant Froese	32,147,160	99.719	90,640	0.281
Paul Glavine	23,072,248	71.569	9,165,552	28.431
Michael Halstead	23,089,890	71.624	9,147,910	28.376
Eric Hoskins	30,895,235	95.835	1,342,565	4.165
Mark Lawson	32,156,082	99.747	81,718	0.253
Freda Lewis-Hall	23,063,327	71.541	9,174,473	28.459
Eric So	22,795,634	71.321	9,166,471	28.679

About Helus Pharma
Helus Pharma, the commercial operating name of Cybin Inc., is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

Helus Pharma is working to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.

Cautionary Notes and Forward-Looking Statements
Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to transform from a clinical stage discovery and development company to a commercial-ready pharmaceutical company; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

Any forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company’s operations; and the risk factors set out in each of the Company’s management’s discussion and analysis for the three months ended June 30, 2026 and the Company’s annual information form for the year ended March 31, 2026, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Company’s performance and operations.

Neither Cboe Canada nor the Nasdaq Global Market stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

Gabriel Fahel
Chief Legal Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Victoria Verdeja
RXMD
Public Relations Director
(212) 537-9495
vverdeja@rxmedyn.com